August 20, 2025

Hui Luo
Chief Executive Officer
Classover Holdings, Inc.
450 7th Avenue, Suite 905
New York, New York 10123

        Re: Classover Holdings, Inc.
            Amendment No. 3 to Registration Statement on Form S-1
            Filed August 1, 2025
            File No. 333-287044
Dear Hui Luo:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 30, 2025 letter.

Amendment No. 3 to Registration Statement on Form S-1 filed August 1, 2025 Prospectus Summary
Solana-centric digital asset treasury strategy, page 10

1. Please revise to provide additional disclosure regarding Solana and your staking plans.
       For example:
           Provide a discussion of Solana    tokenomics    discussing the past
and current
           supply of Solana, how new Solana is created, any burn mechanism, the amount of
           Solana locked up and the related unlocking schedule, and any inflationary or deflationary mechanism.
           Include a discussion of the Solana ecosystem and a description of the lifecycle of the Solana token.
           Please disclose your policies and procedures regarding your plans to stake Solana.
 August 20, 2025
Page 2

           For example, state how much of your Solana you intend to stake and provide greater detail explaining how your agreement with the staking provider will operate.
             If material, add a risk factor addressing any liquidity risks related to your staking plans.
General

2. We note from the current report on Form 8-K filed by Classover Holdings, Inc. on
      July 18, 2025, that your certificate of incorporation has been amended to increase the total number of authorized shares of Class B Common Stock from 450,000,000 to
      2,000,000,000. Please revise where appropriate throughout the registration statement, including the description of securities, to reflect this update, and file the amendment as an exhibit to the registration statement.
       Please contact Rebekah Reed at 202-551-5332 or Lilyanna Peyser at 202-551-3222
with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:   Jeffrey Gallant